Exhibit (e)(21)

April 5, 2021

Re: Long-Term Cash Incentive Plan Award

Dear participant:

We are pleased to confirm your participation in a new long-term cash incentive plan (the “LTCIP”) established by Goodrich Petroleum Corporation (the “Company”), under the terms and conditions set forth in this letter agreement (this “Agreement”).

The target amount of your award (“Award”) under the LTCIP is $XXX, (the “Target Amount”), with (i) 50% of the Target Amount, or $XXX (the “ROIC Target Amount”), subject to the “ROIC” performance goal described on Exhibit A attached hereto and (ii) 50% of the Target Amount, or $XXX (the “FCF Target Amount”), subject to the “FCF” performance goal described on Exhibit A attached hereto.

So long as you remain continuously employed by the Company or one of its affiliates through the last day of the applicable performance period, your Award will entitle you to receive a lump sum cash payment equal to the amount (if any) determined by the Company to have been earned based on the level of achievement with respect to the ROIC performance goal or FCF performance goal, as applicable, for such performance period, which payment shall be paid to you no later than 15 days following the end of such performance period, less applicable taxes, withholdings and deductions.

Notwithstanding anything to the contrary contained herein:

•	If (i)(a) a Change of Control (as defined below) occurs, so long as you remain continuously employed by the Company or one of its affiliates through the date of such Change of Control, or (b) your employment is terminated by the Company without Cause (as defined below) or due to your death or disability that entitles you to benefits under the Company’s long-term disability plan, (ii) you will receive payment (less applicable taxes, withholdings and deductions) of (a) the ROIC Target Amount so long as you have not previously received payment with respect to the ROIC performance goal and (b) one-third of the FCF Target Amount for each performance period in which you have not previously received payment with respect to the FCF performance goal, which payment shall be paid to you no later than 15 days following the date of the Change of Control or your termination of employment, as applicable. For the avoidance of doubt, if you have already received payment with respect to the ROIC performance goal or any payment with respect to a completed performance period for the FCF performance goal, you shall not be entitled to an additional payment for the ROIC performance goal or that same completed performance period for the FCF performance goal by virtue of this paragraph.

For purposes of this Agreement, the terms listed below have the following meanings:

•	“Cause” means (i) your material failure, after written notice, to perform your duties as an officer of the Company; (ii) your commission of fraud, embezzlement or misappropriation against the Company; (iii) your material breach of your fiduciary duty owed to the Company or its affiliates, or of any written workplace policies applicable to you (including the Company’s code of conduct and policy on workplace harassment), whether adopted on or after the date of this Agreement; or (iv) your conviction of a felony offense or a crime involving moral turpitude.

•	“Change of Control” means, with respect to the Company, a change of control event as defined in the regulations and guidance issued Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

This Agreement may not be amended or modified unless in writing and signed by both parties.

This Agreement is intended to be exempt from Section 409A, and shall be construed and administered in accordance with such intent.

This Agreement and all matters arising out of or relating to Agreement, whether sounding in contract, tort, or statute will be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to the conflict of laws.

Please review this Agreement carefully and, if you agree with all the terms and conditions as specified above, please sign below and return the countersigned Agreement to Leslee M. Ranly.

Regards,

By:

Leslee M. Ranly
VP-Human Resources and Administration

Agreed and Accepted effective as of April 5, 2021

Participant.

Exhibit A

Performance Goals

ROIC

The Company’s ROIC (as defined below) shall be assessed annually over a three-year performance period beginning January 1, 2021 and ending December 31, 2023. In order to determine the amount of the payment earned by you under this performance goal, the Compensation Committee shall establish annual ROIC performance hurdles, and the annual awards, if any, shall be aggregated and paid after December 31, 2023. For example, as provided in materials prepared by Longnecker and Associates, the Company’s compensation consultant, and subject to Compensation Committee approval, the level of achievement with respect to the Company’s ROIC for the first annual period could be determined in accordance with the following table and the earned percentage (which shall be linearly interpolated for performance between the threshold, target and maximum hurdles) would be multiplied by the ROIC Target Amount:

	Performance Period: January 1, 2021 through December 31, 2021
	Threshold	Target	Maximum
ROIC Performance Hurdle	43.45%	51.12%	58.79%
Earned Percentage (of one-third of ROIC Annual Target Amount)	50% (i.e., $xxx)	100% (i.e., $xxx)	200% (i.e., $xxx)

“ROIC” means, with respect to the performance period noted above, the result (expressed as a percentage) of (i) the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”), divided by (ii) the Company’s average invested capital (total assets less current liabilities).

FCF

The Company’s FCF (as defined below) shall be assessed for three separate calendar year performance periods during the period beginning January 1, 2021 and ending December 31, 2023. In order to determine the payment earned by you for each calendar year performance period under this performance goal, the Compensation Committee shall establish annual FCF performance hurdles, and the annual award, if any, shall be paid within 15 days after the end of the applicable annual period. For example, as provided in materials prepared by Longnecker and Associates, the Company’s compensation consultant, and subject to Compensation Committee approval, the level of achievement with respect to the Company’s FCF for calendar year 2021 could be determined in accordance with the following table and the earned percentage (which shall be linearly interpolated for performance between the threshold, target and maximum hurdles) for such calendar year would be multiplied by one-third of the FCF Target Amount:

	Performance Period 1: Calendar Year 2021
	Threshold	Target	Maximum
FCF Performance Hurdle	$10,530,000	$16,200,000	$21,860,000
Earned Percentage (of one-third of the FCF Target Amount) (per performance period)	50% (i.e., $xxx)	100% (i.e., $xxx)	200% (i.e., $xxx)

“FCF” means, with respect to each separate calendar year performance period noted above, the result (expressed as a dollar amount) of (i) (a) the Company’s discretionary cash flow, minus (b) the Company’s net capital expenditures.